Filed by Express Scripts, Inc.
Registration No. 333-140001
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

THE WALL STREET JOURNAL	Thursday, February 8, 2007
Attention Caremark Rx Inc. Stockholders
VOTE YOUR GOLD PROXY CARD AGAINST
THE PROPOSED CVS TRANSACTION NOW
By denying Express Scripts the opportunity to sit down and talk, the Caremark Board is denying you the opportunity to receive enhanced value for your investment in the Company
CONSIDER THE IMPACT YOUR VOTE HAS ON THE VALUE OF YOUR INVESTMENT
•	A vote for CVS is Destructive. Historically, vertical integrations involving a PBM have resulted in value destruction on average of 36%. The Caremark Board has agreed to sell your company at little to no premium for stockholders, while management benefits tremendously.

•	A vote for CVS is Dilutive—a vote for Less. As a Caremark stockholder, you own a company in a high-growth industry while in the CVS proposal you are being offered currency in a company in the slower-growing retail pharmacy sector. CVS is offering a weaker currency and only a token dividend.

•	A vote for CVS is a Gamble. Caremark’s stated strategy for the CVS merger is unrealistic and the resulting synergies are difficult to support. After more than a year of discussions preceding their agreement, CVS and Caremark revised their synergy numbers three times in three weeks. Curiously, these new numbers were announced after Express Scripts made its offer. CVS and Caremark have also purported “revenue synergies” with unknown, if any, profitability. Furthermore, if CVS and Caremark have identified $500 million of PBM-driven synergies, isn’t it common sense that Express Scripts will be able to generate even more synergies?

•	A vote AGAINST CVS is a vote for Value Creation. Express Scripts has delivered outstanding growth through continuous innovation and execution. We continue to hit on all profit-generating cylinders, producing outstanding results through the greater use of generics, home delivery and specialty pharmacy. The data is dear—horizontal PBM transactions result in value creation on average of 89%. We envision $20 billion in annual generics savings opportunities in the PBM industry and a $70 billion savings opportunity in biogenerics over the next decade.

•	A vote AGAINST CVS is a vote for Much Greater Certainty of Value through a significant cash payment—approximately 50% of the total consideration in the Express Scripts offer. We are also offering Caremark stockholders stronger currency: Express Scripts has significantly outperformed CVS over the last 10 years, with total stockholder returns of 1,531% to 315%, respectively.

•	A vote AGAINST CVS is a vote for a Solid, Proven Plan. Each time Express Scripts has acquired another PBM, the combined business increased in the number of clients beyond what each had previously. Our synergy estimates are sound and based on identifiable and clearly achievable opportunities.
CAREMARK’S RED HERRINGS—YOU CAN’T AFFORD TO TAKE THE BAIT
•	Due Diligence: Since December 18, 2006, Express Scripts has been ready to proceed. However, Caremark has stonewalled, not allowing Express Scripts an opportunity to conduct due diligence. Confirmatory due diligence could have been long completed if Caremark had cooperated, consistent with the best interests of Caremark stockholders. It is ironic that Caremark has raised this customary condition as an issue when its resolution is clearly within Caremark’s own power.

•	Regulatory Approval: The waiting period under Hart-Scott-Rodino will expire on March 8 under the re-filing of notification by Express Scripts. Express Scripts is working with the FTC in seeking to clear the transaction without the need for a second request. Look at what an independent third party has to say:

“We continue to think that ESRX has the upper hand in the competition to acquire Caremark Rx and believe ESRX can get clearance within its expected timeframe (Q3, possibly sooner).”*
(Kemp Dolliver, Cowen and Company, 02.05.07)
•	Express Scripts Stockholder Approval: Express Scripts expects to obtain stockholder approval no later than its upcoming annual meeting.

•	Break-up Fee: Instead of considering all options, Caremark’s Board of Directors is adhering to a highly unusual interpretation of the $675 million break-up fee. Caremark is treating the fee as a “price of admission” for a conversation, rather than as a termination fee that will be paid to Caremark under certain circumstances upon termination of its merger agreement with CVS.

•	Client Growth: In the past three years, Express Scripts has taken more than twice as many clients from Caremark than vice versa. In every prior Express Scripts transaction, the combined client base grew.

•	Financing: The Express Scripts financing is in place and is subject only to standard and customary conditions. Express Scripts has executed a commitment letter with Credit Suisse and Citigroup Corporate and Investment Banking to fully finance the proposed transaction.

•	Caremark Delaware Anti-Takeover Impediments: All impediments can be easily resolved by the Caremark Board; the only roadblock is the Caremark Board.
VOTE YOUR GOLD PROXY CARD AGAINST
THE PROPOSED CVS TRANSACTION NOW

If you have any questions or need assistance in voting the GOLD proxy card AGAINST the proposed
Caremark/CVS merger, please contact our proxy advisor MacKenzie Partners at (800) 322-2885.
Permission to use quotation was neither sought nor obtained.
Safe Harbor Statement
This advertisement contains forward-looking statements, including, but not limited to, statements related to the Company’s plans, objectives, expectations (financial and otherwise) or intentions. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Factors that may impact these forward-looking statements include but are not limited to: uncertainties associated with our acquisitions, which include integration risks and costs, uncertainties associated with client retention and repricing of client contracts, and uncertainties associated with the operations of acquired businesses; costs and uncertainties and adverse results in litigation, including a number of pending class action cases that challenge certain of our business practices; investigations of certain PBM practices and pharmaceutical pricing, marketing and distribution practices currently being conducted by the U.S. Attorney offices in Philadelphia and Boston, and by other regulatory agencies including the Department of Labor, and various state attorneys general; changes in average wholesale prices (“AWP”), which could reduce prices and margins, including the impact of a proposed settlement in a class action case involving First DataBank, an AWP reporting service; uncertainties regarding the implementation of the Medicare Part D prescription drug benefit, including the financial impact to us to the extent that we participate in the program on a risk-bearing basis, uncertainties of client or member losses to other providers under Medicare Part D, and increased regulatory risk; uncertainties associated with U.S. Centers for Medicare & Medicaid’s (“CMS”) Implementation of the Medicare Part B Competitive Acquisition Program (“CAP”), including the potential loss of clients/revenues to providers choosing to participate in the CAP; our ability to maintain growth rates, or to control operating or capital costs; continued pressure on margins resulting from client demands for lower prices, enhanced service offerings and/or higher service levels, and the possible termination of, or unfavorable modification to, contracts with key clients or providers; competition in the PBM and specialty pharmacy industries, and our ability to consummate contract negotiations with prospective clients, as well as competition from new competitors offering services that may in whole or in part replace services that we now provide to our customers; results in regulatory matters, the adoption of new legislation or regulations (including increased costs associated with compliance with new laws and regulations), more aggressive enforcement of existing legislation or regulations, or a change in the interpretation of existing legislation or regulations; increased compliance relating to our contracts with the DoD TRICARE Management Activity and various state governments and agencies; the possible loss, or adverse modification of the terms, of relationships with pharmaceutical manufacturers, or changes in pricing, discount or other practices of pharmaceutical manufacturers or interruption of the supply of any pharmaceutical products; the possible loss, or adverse modification of the terms, of contracts with pharmacies in our retail pharmacy network, the use and protection of the intellectual property we use in our business; our leverage and debt service obligations, including the effect of certain covenants in our borrowing agreements; our ability to continue to develop new products, services and delivery channels; general developments in the health care industry, including the impact of increases in health care costs, changes in drug utilization and cost patterns and introductions of new drugs; increase in credit risk relative to our clients due to adverse economic trends; our ability to attract and retain qualified personnel; other risks described from time to time in our filings with the SEC. Risks and uncertainties relating to the proposed transaction that may impact forward-looking statements include but are not limited to: Express Scripts and Caremark may not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals may not be obtained in timely manner, if at all; the proposed transaction may not be consummated; the anticipated benefits of the proposed transaction may not be realized; the integration of Caremark’s operations with Express Scripts may be materially delayed or may be more costly or difficult than expected; the proposed transaction would materially increase leverage and debt service obligations, including the effect of certain covenants in any new borrowing agreements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
Important Information
Express Scripts has filed a proxy statement in connection with Caremark’s special meeting of stockholders at which the Caremark stockholders will consider the CVS Merger Agreement and matters in connection therewith. Express Scripts stockholders are strongly advised to read that proxy statement and the accompanying form of GOLD proxy card, as they contain important information. Express Scripts also intends to file a proxy statement in connection with Caremark’s annual meeting of stockholders at which the Caremark stockholders will vote on the election of directors to the board of directors of Caremark. Express Scripts stockholders are strongly advised to read this proxy statement and the accompanying proxy card when they become available, as each will contain important information. Stockholders may obtain each proxy statement, proxy card and any amendments or supplements thereto which are or will be filed with the Securities and Exchange Commission (“SEC”) free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com. In addition, this material is not a substitute for the prospectus/offer to exchange and registration statement that Express Scripts has filed with the SEC regarding its exchange offer for all of the outstanding shares of common stock of Caremark. Investors and security holders are urged to read these documents, all other applicable documents, and any amendments or supplements thereto when they become available, because each contains or will contain important information. Such documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com. Express Scripts and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Express Scripts or Caremark shareholders in connection with the proposed transaction. Information about Express Scripts’ director and executive officers is available in Express Scripts’ proxy statement, dated April 18, 2006, filed in connection with its 2006 annual meeting of stockholders. Additional information about the interests of potential participants is included in the proxy statement filed in connection with Caremark’s special meeting to approve the proposed merger with CVS and will be included in any proxy statement regarding the proposed transaction. We have also filed additional information regarding our solicitation of stockholders with respect to Caremark’s annual meeting on a Schedule 14A pursuant to Rule 14a-12 on January 9, 2007.